Filed pursuant to Rule 433

Registration No. 333-141868

April 21, 2008

Final Term Sheet

USD 3,000,000,000 3.50% Global Notes due 2013

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 3,000,000,000

Denomination:	USD 1,000

Maturity:	May 16, 2013

Redemption Amount:	100%

Interest Rate:	3.50% per annum, payable semi-annually in arrears

Date of Pricing:	April 21, 2008

Closing Date:	April 28, 2008

Interest Payment Dates:	May 16 and November 16 in each year

First Interest Payment Date:	November 16, 2008 (for interest accrued from and including April 28, 2008, to but excluding November 16, 2008)

Interest Payable on First Interest Payment Date:	USD 57,750,000 (for aggregate principal amount of USD 3,000,000,000)

Currency of Payments:	USD

Price to Public/Issue Price:	99.54%

Underwriting Commissions:	0.10%

Proceeds to Issuer:	99.44%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769CT96

CUSIP:	500769CT9

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	Citi
Credit Suisse
Merrill Lynch & Co.

Co-Lead Managers:	Barclays Capital
Goldman Sachs
HSBC
JPMorgan International
Lehman Brothers
Mitsubishi UFJ Securities International
Morgan Stanley
Nomura International
RBC Capital Markets
The Royal Bank of Scotland

Stabilization Manager:	Credit Suisse Securities (Europe) Limited

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000158/f01596e424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000153/f01595e424b3.htm. Certain information relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000375/f01759e18vkza.htm#105. Alternatively, Citi will arrange to send you the prospectus, which you may request by calling toll-free +1-877-858-5407.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.